

November 14, 2019

Christopher W. Porter
Vice President, General Counsel & Secretary
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

> **Re: USA Compression Partners, LP**
> **Registration Statement on Form S-4**
> **Filed November 6, 2019**
> **File No. 333-234540**

Dear Mr. Porter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation